Wealth Minerals Ltd.

                                  NEWS RELEASE

10 November 2004

Vancouver, B.C.........Wealth Minerals Ltd. (TSX Venture: WML, OTCBB: WMLLF,
Frankfurt: EJD) is pleased to announce that a site visit to the Amata property is planned with the intention to develop an exploration work program. The Amata property covers a land area of over 40 km2 and was acquired by Wealth Minerals in July. Previous work on the project was completed by Rio Tinto Exploration in 2002 and 2003 and returned the following drill intercept highlights:

AM-01:  317.8 meters of 31.7 grams of silver per tonne (gpt silver)
AM-02:  100.3 meters grading 1.11% copper, 0.16 gpt gold and 19.6 gpt silver
TQ-02:    26.8 meters grading 2.6% copper, 0.42 gpt gold and 45.0 gpt silver

Wealth Minerals plans to evaluate the known geology, alteration and structure in light of the existing drill intercepts and surface sample anomalies to decide what exploration is best warranted. In addition to the Amata property visit, company and consulting geologists will visit a number of other projects for potential acquisition during the 2-week stay in Peru.

Wealth Minerals is a newly-formed mineral exploration company with 10.4 million shares outstanding, nearly C$3 million in the treasury, with listings on the TSX Venture, OTC and Frankfurt Exchanges. Wealth is actively evaluating metals exploration properties in the Americas for acquisition and evaluation with a goal of discovering and defining a world class mineral deposit to create value for shareholders.

On behalf of the Board of Directors of
WEALTH MINERALS LTD.

Rosie Moore, President

For further information, please contact:
Rosie Moore, President, or Gary Freeman, Vice President
Phone: 604-331-0096
E-mail: info@wealthminerals.com

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  the adequacy or accuracy of the content of this news release, which has been prepared by management.